UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NUVERRA ENVIRONMENTAL SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value of $0.001 per share

(Title of Class of Securities)

67091K203

(CUSIP Number)

Mark D. Johnsrud

c/o Nuverra Environmental Solutions, Inc.

14624 N. Scottsdale Road, Suite 300

(602) 903-7802

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67091K203

1.	Names of reporting persons Mark D. Johnsrud
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 8,971,291
	8.	Shared voting power 655,000
	9.	Sole dispositive power 8,971,291
	10.	Shared dispositive power 655,000
11.	Aggregate amount beneficially owned by each reporting person 9,626,291(1)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 37.0% (2)
14.	Type of reporting person IN

(1)	All share numbers have been adjusted to account for the 1-for-10 reverse stock split of the Common Stock of Nuverra Environmental Solutions, Inc., effective on December 3, 2013.
(2)	Based upon 259,944,134 shares of Common Stock outstanding as of November 12, 2013 as reported in Nuverra Environmental Solutions, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013, adjusted to 25,999,413 as a result of the 1-for-10 reverse stock split effective on December 3, 2013.

CUSIP No. 67091K203

1.	Names of reporting persons JPJ LP
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 655,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 655,000
11.	Aggregate amount beneficially owned by each reporting person 655,000(1)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 2.52% (2)
14.	Type of reporting person PN

(1)	All share numbers have been adjusted to account for the 1-for-10 reverse stock split of the Common Stock of Nuverra Environmental Solutions, Inc., effective on December 3, 2013.
(2)	Based upon 259,944,134 shares of Common Stock outstanding as of November 12, 2013 as reported in Nuverra Environmental Solutions, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013, adjusted to 25,999,413 as a result of the 1-for-10 reverse stock split effective on December 3, 2013.

CUSIP No. 67091K203

1.	Names of reporting persons Badlands Capital, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 655,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 655,000
11.	Aggregate amount beneficially owned by each reporting person 655,000(1)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 2.52% (2)
14.	Type of reporting person OO

(1)	All share numbers have been adjusted to account for the 1-for-10 reverse stock split of the Common Stock of Nuverra Environmental Solutions, Inc., effective on December 3, 2013.
(2)	Based upon 259,944,134 shares of Common Stock outstanding as of November 12, 2013 as reported in Nuverra Environmental Solutions, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013, adjusted to 25,999,413 as a result of the 1-for-10 reverse stock split effective on December 3, 2013.

CUSIP No. 67091K203

Explanatory Note

This Amendment No. 2 (this “Amendment”) to Schedule 13D for Mark D. Johnsrud (the “Reporting Person”) amends and supplements the Schedule 13D filed on December 10, 2012, as amended by Amendment No. 1 thereto filed on December 27, 2012 and relates to the First Amendment, dated as of March 10, 2014 (the “Stockholder’s Agreement Amendment”) to the Stockholder’s Agreement (the “Stockholder’s Agreement”), dated as of November 30, 2012, by and among the Reporting Person, JPJ LP (“LP”), and Nuverra Environmental Solutions, Inc. (f/k/a Heckmann Corporation) (the “Company”).

This Amendment additionally provides an update for the additional shares of common stock of the Company (“Common Stock”) acquired by the Reporting Person. The Company effected a 1-for-10 reverse split of its Common Stock on December 3, 2013. With the permission of the Company, the Reporting Person made a number of open market acquisitions of the Common Stock of the Company between August 29, 2013 and December 11, 2013. On August 29, 2013, the Reporting Person made an open market purchase of 350,000 shares of common stock at a weighted average price of $2.30006 per share, with share prices ranging from $2.2689 to $2.3164 per share. On August 30, 2013, the Reporting Person made an open market purchase of 550,000 shares of common stock at a weighted average price of $2.3199, with prices ranging from $2.2930 to $2.3231 per share. On November 29, 2013, the Reporting Person made an open market purchase of 100,000 shares of common stock at a weighted average price of $1.695, with prices ranging from $1.64 to $1.73 per share. On December 10, 2013, the Reporting Person made an open market purchase of 1,291 shares of common stock at a weighted average price of $14.5048, with prices ranging from $14.48 to $14.52 per share. On December 11, 2013, the Reporting Person made an open market purchase of 25,000 shares of common stock at a weighted average price of $14.3729, with prices ranging from $14.48 to $14.52 per share.

Item 2. Identity and Background.

The disclosure previously provided in Item 2(a) – (f) of the Initial 13D and Amendment No. 1 thereto is hereby incorporated into Item 2 of this Amendment by reference with respect to the Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration.

The information previously provided in Item 3 of the Initial 13D and the Amendment No. 1 thereto is hereby incorporated into Item 3 of this Amendment by reference with respect to the Reporting Person.

Item 4. Purpose of Transaction.

The disclosure previously provided in Item 4 of the Initial 13D and the First Amendment thereto is hereby incorporated into Item 4 of this Amendment by reference.

On March 10, 2014, the Company, the Reporting Person, and LP entered into an amendment (the “Amendment”) to the Stockholder’s Agreement. Pursuant to the Amendment, the “Standstill Period” was immediately terminated, so that the Reporting Person will no longer be restricted under the Stockholder’s Agreement from acquiring additional securities of the Company, including open-market purchases of Company common stock. In addition, the Stockholder’s Agreement was also amended to provide that certain stockholder voting covenants applicable to the Reporting Person would terminate on November 30, 2014. In particular, the limitations on the Reporting Person’s ability to vote the Common Stock of the Company, which were described in the Initial 13D and the First Amendment thereto, will no longer be applicable on November 30, 2014. From and after that date, the Reporting Person can vote his shares of Common Stock without restriction under the Stockholder’s Agreement. The remainder of the Stockholder’s Agreement remains in effect without change.

CUSIP No. 67091K203

Item 5. Interest in Securities of the Issuer.

The disclosure previously provided in Item 5 of the Initial 13D is hereby amended and restated in entirety and replaced by the following disclosure:

“(a)-(b) The beneficial ownership of the Common Stock by the Reporting Person, the General Partner and the LP is as follows:

(i)	The Reporting Person is the direct beneficial owner of 8,971,291 shares of Common Stock (the “Johnsrud Shares”), constituting approximately 34.5% of the Company’s outstanding shares of Common Stock. The Reporting Person has sole power to vote and direct the vote of all Johnsrud Shares subject to the Stockholder’s Agreement, as defined and described in Item 4 of the Initial 13D, which definition and description is incorporated into Item 5 of this Amendment by reference. Of the Johnsrud Shares, (a) 8,721,291 shares are owned of record by the Reporting Person and (b) 250,000 shares are owned of record by the Reporting Person but held in escrow pursuant to an Escrow Agreement among the Company, Rough Rider Acquisition, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company, the Reporting Person and a third party escrow agent (the “Escrow Agreement”). The Reporting Person’s indemnification obligations under the Merger Agreement (as described and defined in Item 4 of the Initial 13D), if any, will be satisfied solely by the Johnsrud Shares held in the escrow account pursuant to the Escrow Agreement, subject to certain limited exceptions. 750,000 shares were released from escrow to the Reporting Person after the fifteen month anniversary of the Closing Date (February 28, 2014), and the remaining 250,000 shares will be released from escrow to the Reporting Person three years after the Closing Date, subject to any open claims. The foregoing is a summary of the material provisions of the Escrow Agreement and is qualified in its entirety by reference to the Escrow Agreement, a copy of which is attached to the Initial 13D as Exhibit 3 and which is incorporated by reference into this document.

(ii)	As described in Item 4 of this Amendment, the Reporting Person is the manager and 94.33% owner of the General Partner of the LP. The LP is a limited partnership formed by the Partners for estate planning purposes on November 7, 2012. On December 20, 2012, the Reporting Person transferred the Transferred Shares to the LP in exchange for an ownership interest in the LP. Upon the transfer of the Transferred Shares, the LP is the direct beneficial owner of the Transferred Shares, and each of the General Partner and the Reporting Person are indirect beneficial owners of the Transferred Shares. The General Partner is an indirect beneficial owner of the Transferred Shares as the sole general partner of the LP, with shared voting and dispositive power with respect to such shares, subject to the Stockholder’s Agreement and the LPA. The Reporting Person is an indirect beneficial owner of the Transferred Shares by virtue of being the manager and 94.33% owner of the General Partner, the sole general partner of the LP, with shared voting and dispositive power with respect to such shares, subject to the Stockholder’s Agreement and the LPA. All control of the LP rests with the Reporting Person in his capacity as manager and 94.33% owner of the General Partner, the sole general partner of the LP, and the Limited Partners have no ability to remove or replace the General Partner as general partner. The Transferred Shares constitute approximately 2.52% of the Company’s outstanding shares of Common Stock.

The foregoing ownership percentages in (i) and (ii) are based on 259,994,134 shares of Common Stock outstanding as of November 12, 2013 as reported in Nuverra Environmental Solutions, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013, as adjusted to 25,999,413 to account for the 1-for-10 reverse stock split effective on December 3, 2013, and does not take into account the shares of Common Stock that would be issued upon the conversion of any shares of preferred stock, or upon the exercise of any options or warrants, that are held by any person other than the Reporting Person.

(c)	The Reporting Person has not effected any transactions in the Common Stock of the Company during the sixty days prior to the date of this Amendment. Each of the General Partner and the LP have not effected any transactions in the Common Stock of the Company during the sixty days prior to the date of this Amendment.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Company and the Reporting Person have entered into the Stockholder’s Agreement Amendment as disclosed above. The original Stockholder’s Agreement was entered into on November 30, 2012 (the “Stockholders’ Agreement”) in connection with the merger of Badlands Power Fuels, LLC (f/k/a Badlands Energy, LLC) by and into Rough Rider Acquisition, LLC, pursuant to the Agreement and Plan of Merger dated September 3, 2012. On December 20, 2012, JPJ LP entered into a joinder agreement to become a party to the Stockholder’s Agreement.

On March 10, 2014, the Company, the Reporting Person, and LP entered into the Amendment to the Stockholder’s Agreement. Pursuant to the Amendment, the “Standstill Period” was immediately terminated, so that the Reporting Person will no longer be restricted under the Stockholder’s Agreement from acquiring additional securities of the Company, including open-market purchases of Company common stock. In addition, the Stockholder’s Agreement

CUSIP No. 67091K203

was also amended to provide that certain stockholder voting covenants applicable to the Reporting Person would terminate on November 30, 2014. In particular, the limitations on the Reporting Person’s ability to vote the Common Stock of the Company, which were described in the Initial 13D and the First Amendment thereto, will no longer be applicable on November 30, 2014. From and after that date, the Reporting Person can vote his shares of Common Stock without restriction under the Stockholder’s Agreement. The remainder of the Stockholder’s Agreement remains in effect without change.

Item 7. Material to be Filed as Exhibits.

The disclosure previously provided in Item 7 of the Initial 13D and the First Amendment thereto is hereby incorporated into Item 7 of this Amendment by reference and amended to include the following additional disclosure:

5	First Amendment to the Stockholder’s Agreement, dated as of March 10, 2014, by and among Nuverra Environmental Solutions, Inc. (f/k/a Heckmann Corporation), Mark D. Johnsrud, and JPJ LP, incorporated by reference to the Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 10, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2014	/s/ Mark D. Johnsrud
Mark D. Johnsrud

JPJ LP

By: Badlands Capital, LLC, its general partner

/s/ Mark D. Johnsrud
	Name:	Mark D. Johnsrud
	Title:	Manager

Badlands Capital, LLC

/s/ Mark D. Johnsrud
	Name:	Mark D. Johnsrud
	Title:	Manager